November 19, 2010
Via Edgar and Federal Express
Ms. Anne Nguyen Parker
Branch Chief
U. S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

RE:	Range Resources Corporation
Form 10K for the Fiscal Year Ended December 31, 2009
Filed February 24, 2010
File No. 001-12209
Dear Ms. Parker:
          On November 9, 2010, Range Resources Corporation received comments from the staff of the Division of Corporation Finance of the Securities and Exchange Commission to the above referenced Form 10-K. We respectfully submit the following responses to your inquiry. For your convenience, each response is prefaced by the exact text of the Staff’s comment in italicized text.
Properties
          Proved Reserves, page 20
Inquiry:
          1. We note your response to prior comment 2. However, as your NGL reserves represent 10% of your total proved reserves these appear significant and should and be disclosed separately. Please revise.
Response:
          In the past, we have consistently combined our oil and NGL reserves because we did not believe they represented a significant portion of our total reserves. We believe our 2009 10-K is materially accurate and we respectfully submit that because our NGL reserves are only 9.89% of our total proved reserves, they do not warrant separate disclosure. However, due to increased wet gas reserves from our 2010 drilling in our Marcellus Shale play and as evidenced by our September 30, 2010 Quarterly Report on Form 10-Q and our recent press releases, we expect to continue an increased focus on NGLs and we expect that our NGL proved reserves will be a more significant part of our total proved reserves at December 31, 2010 and therefore, we would expect to separately disclose NGL reserves in our 2010 Annual Report on Form 10-K, along with any comparable periods.
          Reserve Estimation, page 22
Inquiry:
          2. In response to prior comment 3, you disclose that you will suggest to your third party engineers that future reserve audit reports include a specific reference to 1202(a)(9) of Regulation S-K and expressly note their compliance with that definition. Please ensure that future reserve audit reports reference such compliance with that definition or will define that term in their report.

Response:
          We will take all reasonable steps to direct our independent third party engineers to include in their future reserve audit reports specific reference to 1202(a)(9) of Regulation S-K. Based on discussions with our engineers, they have agreed to your request and will include this reference in their future reports.
          Undeveloped Acreage Expirations, page 24
Inquiry:
          3. We note that at fiscal year end, on page 19 you disclose 131,700 net acres in the Barnett Shale. However, as announced on October 28, 2010, you have decided to offer for sale your Barnett Shale properties in Texas, but this only includes 53,000 net acres. If this proposed sale encompasses all of your Barnett Shale properties, then it appears that some 78,700 acres expired in this area alone in the nine-months since your year-end. Please clarify, and explain if these developments reflect any inability of you to drill due to inadequate capital, equipment or personnel.
Response:
          Included in the 131,700 net acres in our 2009 Annual Report on Form 10-K was Barnett Shale acreage and certain other related acreage which is not included in the package that we have announced is being marketed for sale. The package we are marketing for possible sale only includes the majority of our Barnett Shale acreage in the North Texas region which we believe was clearly defined in our press release and third quarter analyst call. Only about 13,000 of such leasehold acres expired in the first nine months of 2010. We allowed these acres to expire based on a business decision to re-deploy capital elsewhere as opposed to an inability to drill due to inadequate capital, equipment or personnel and we have continued to lease acreage in the Barnett Shale during the year.
          Supplemental Information on Natural Gas and Oil Exploration, Development and Production Activities
          Estimated Quantities of Proved Oil and Gas Reserves (unaudited)
          Reserve Estimation, page F-38
Inquiry:
          4. In response to prior comment 4 you disclose that the wells associated with 4.5% of PUDs, or 2% of total proved reserves, have not been drilled within five years of the booking date because of internal factors, namely the allocation of development capital across your portfolio. You response does not indicate if and when you intend to drill and produce these wells. Unless you are reasonably certain of developing these wells within the next five years, you should remove the reserve estimates associated with these wells. Please revise or advise.
Response:
          At December 31, 2009, we were reasonably certain that we would drill the wells associated with these PUD’s within five years. We also believed that we would have adequate capital and access to the equipment, personnel and services necessary to drill such wells as of that date, thus warranting their inclusion in our reserve estimates. We agree that it is appropriate to remove the reserve estimates associated with these wells if our drilling plans and expectations change.
          Exhibits 99
Inquiry:
          5. We note your response to prior comment 5. Please ensure that future reserve audit reports include the information requested by this comment.
Response:
          We will take all reasonable steps to direct our independent engineering firms to include the following in their future reserve audit reports, as required by current SEC guidance:

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1)	An express statement indicating that they have used all methods and procedures it considered necessary under the circumstances to prepare the report;

2)	Express disclosure of both the specific twelve month benchmark product prices and the specific average adjusted prices used to determine reserves; and

3)	Express disclosure of the specific percentage difference between our proved reserve estimates and those calculated by our third party engineers.
     Based on discussions with our engineers, they have agreed to your request and will include the above in their future reports.
Inquiry:
          6. In response to prior comment 6 you disclose that such principles are sufficiently established and relied on in the industry such that they are generally accepted. However, while Section 1.2 of the SPE 2007 Standards does refer to “generally accepted petroleum engineering and evaluation principles,” nowhere does this document list a compilation of such principles. Accordingly, please ensure that your third party engineer omits the reference to “generally accepted industry methods and evaluation principles” in its third party engineering report.
Response:
          We have discussed your request with Wright and Company and Wright and Company has agreed to exclude such reference in their future engineering reports.
Inquiry:
          7. We note your response to prior comment 7, as well as the revised Wright report that you filed with your Form 10-Q for the quarter ended September 30, 2010. However, Exchange Act Rule 12b-15 directs that all amendments must be filed under cover of the form amended. Thus, please file an amended Form 10-K to provide this revised report.
Response:
          Concurrently with the submission of this letter, we are filing through EDGAR a Form 10-K/A for December 31, 2009 with the revised version of the Wright and Company report, along with the related consent. For consistency and due to the proximity of this filing to the expected filing of our Annual Report on Form 10-K for the year ended December 31, 2010, the Wright Report will also include other staff changes requested in Item 2, 5 and 6 above.
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          In connection with the foregoing responses, the undersigned, on behalf of the Company, acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (817) 869-4224 if you have additional questions or comments.
Sincerely,
/s/ ROGER S. MANNY

Roger S. Manny
Executive Vice President and Chief Financial Officer

Cc:	John H. Pinkerton, Chief Executive Officer
David Poole, Senior Vice President and General Counsel
Stephen M. Gill — Vinson & Elkins LLP
Kevin Dougherty — United States Securities and Exchange Commission

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